UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated February 5, 2007
         China.com Invests in Leading Web 2.0 Online Community

1.2      Press release dated February 6, 2007
         CDC Corporation Estimates Record Revenues of US$307-308 Million
         for 2006 and Expects to Exceed Adjusted Net Income Guidance

1.3      Press release dated February 6, 2007
         CDC Corporation to Host Conference Call to Discuss Preliminary
         Financial Results for Q4 and Full Year 2006 and 2007 Guidance

1.4      Press release dated February 7, 2007
         Homebuilders and Real Estate Companies Build Foundation for
         Growth with Pivotal CRM from CDC Software

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 7, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated February 5, 2007 -- China.com Invests in Leading Web 2.0 Online Community
1.2	Press release dated February 6, 2007 -- CDC Corporation Estimates Record Revenues of US$307-308 Million for 2006 and Expects to Exceed Adjusted Net Income Guidance
1.3	Press release dated February 6, 2007 -- CDC Corporation to Host Conference Call to Discuss Preliminary Financial Results for Q4 and Full Year 2006 and 2007 Guidance
1.4	Press release dated February 7, 2007 -- Homebuilders and Real Estate Companies Build Foundation for Growth with Pivotal CRM from CDC Software